[redacted]

08001816

RECEIVED
2008 APR 16 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 9, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letter dated March 9, 2008 enclosing the daily report on the shares bought-back by the Company.
2.	Letter dated March 9, 2008 enclosing therewith copy of media release issued by the company on buy-back of shares.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
APR 21 2008
THOMSON FINANCIAL

4/17

JM FINANCIAL

JM Financial Consultants Pvt. Limited
141, Maker Chambers III
Nariman Point
Mumbai 400 021

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Centre,
Santa Cruz (E),
Mumbai 400 055

Date : April 09, 2008

To,
The Stock Exchange, Mumbai
Corporate Relationships Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400 001

Atttn: Ms. Nisha Mehta

Madam,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 09, 2008, in connection to the above buyback are :

Name of the Broker	**Number of Equity Shares Bought Back on 09/04/2008**		**Total**	**Average Price of Acquisition (Rs.)**
	BSE	NSE / Others		
Reliance Securities Limited	**97,171**	**79,700**	**176,871**	**1154.03**
JM Financial Services Pvt Ltd	**Nil**	**Nil**	**Nil**	**N.A.**
Total (A)	**97,171**	**79,700**	**176,871**	**1154.03**
Cumulative Equity Shares bought as on Yesterday i.e. April 08, 2008 (B)				**18,61,680**
Less : Quantity Closed Out Today(C)				**Nil**
Quantity Closed Out as on Yesterday (D)				**Nil**
Total Quantity closed out(C+D=E)				**Nil**
Total Equity Shares bought back as on **09/04/2008** (A) +(B) – (E)				**20,38,551**

Yours Sincerely,

For JM Financial Consultants Pvt Ltd.	**For Reliance Energy Limited**
Authorised Signatory	**Authorised Signatory**

JM FINANCIAL
JM Financial Consultants Pvt. Limited
141, Maker Chambers III
Nariman Point
Mumbai 400 021

RELIANCE Energy
Anil Dhirubhai Ambani Group
Reliance Energy Centre,
Santa Cruz (E),
Mumbai 400 055

Date : April 09, 2008

To,
Listing Department
The National Stock Exchange of India Limited
Bandra – Kurla Complex,
Mumbai

Attn: Mr. Nagesh Pai / Mr. Avinash Kharkar

Dear Sir,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 09, 2008, in connection to the above buyback are :

Name of the Broker	Number of Equity Shares Bought Back on 09/04/2008		Total	Average Price of Acquisition (Rs.)
	BSE	NSE / Others		
Reliance Securities Limited	**97,171**	**79,700**	**176,871**	**1154.03**
JM Financial Services Pvt Ltd	**Nil**	**Nil**	**Nil**	**N.A.**
Total (A)	**97,171**	**79,700**	**176,871**	**1154.03**
Cumulative Equity Shares bought as on Yesterday i.e. April 08, 2008 (B)				**18,61,680**
Less : Quantity Closed Out Today(C)				**Nil**
Quantity Closed Out as on Yesterday (D)				**Nil**
Total Quantity closed out(C+D=E)				**Nil**
Total Equity Shares bought back as on **09/04/2008** (A) +(B) – (E)				**20,38,551**

Yours Sincerely,

For JM Financial Consultants Pvt Ltd.	For Reliance Energy Limited
Authorised Signatory	Authorised Signatory

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 9, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 9, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

MEDIA RELEASE

Reliance Energy buys back 176,871 equity shares

Mumbai, April 9, 2008: Reliance Energy Limited today bought-back 176,871 equity shares of the Company.

Since the commencement of the buy-back on March 25, 2008, Reliance Energy has so far bought back 20,38,551 equity shares aggregating Rs. 250.75 crore.

The board of directors of Reliance Energy Limited has approved buy-back of equity shares of the Company up to an aggregate amount of Rs.800 crore.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,65,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Reliance Energy Limited

RECEIVED

2008 APR 16 P 2:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 10, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated April 10, 2008 enclosing therewith the reportings published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited Mumbai

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 10, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited Mumbai

Encl :

public notice

The Company under the buyback offer has purchased as of April 9, 2008 on BSE and NSE, 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 9, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

Thursday · April 10, 2008 · Mid Day, Mumbai ·

public notice

The Company under the buyback offer has purchased as of April 9, 2008 on BSE and NSE, 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 9, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

[redacted]


RELIANCE Energy

public notice

The Company under the buyback offer has purchased as of April 9, 2008 on BSE and NSE 20,38,551 equity shares and the amount utilised for buyback is Rs. 250.75 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 9, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

END